6711 Mississauga Road, Suite 404
Mississauga, ON, L5N 2W3
P 905.858.1368 F 905.858.1399
www.med-emerg.com
May 15, 2008

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:          Med-Emerg International Inc.
Form 10-K for the year ended December 31, 2007
Filed March 28, 2008
File No. 001 - 13861

Dear Mr. Spirgel:

We are in receipt of your letter dated April 17, 2008.

We are pleased to provide our responses herein. For ease of reference your questions are repeated and followed by our responses.

If you have questions please contact the writer at your earliest convenience at (905) 288-1003 or bdanis@med-emerg.com.

Sincerely yours,

/s/William J. Danis
Chief Financial Officer

General

We hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC do not foreclose the SEC from taking any action with respect to the filing; and
•	The Company may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

1: Reconciliation of Net Earnings Under Canadian GAAP to US GAAP

We note your revenue recognition policy for healthcare consulting service that the revenue is recognized over the life of each contract based on proportional performance as indicated by the achievement of milestones specified in the contract and when there is reasonable assurance of collection under Canadian GAAP.  Please advise us in more detail the nature and the terms of this type of contract and what do you mean by “proportional performance as indicated by the achievement of milestones”.  Tell us and disclose the revenue recognition policy for this type of contract under US GAAP.  If the US GAAP policy is different from that of Canadian GAAP, advise us the differences and explain to us why there are not reflected in the reconciliation on page F-22.

The Company's healthcare consulting practice performs certain consulting engagements on a fixed-price basis. The performance milestones referenced are client-defined events which demarcate the delivery of a specific task within the context of the entire project.  Each task is considered to have value to the client.  Milestones will vary according to the contract.  For 2007’s most significant contract, the milestones were simply the completion of specific training and assessment sessions.

The Company recognizes revenue on a proportional performance basis, utilizing the proportion of labor expended through the end of the period to expected total project labor. Management must estimate expected labor for project completion at the beginning of each project. Fixed-price consulting projects are reviewed monthly, with any changes to expected project labor factored into the determination of proportional performance, which is used to determine current revenue recognition. Revenue associated with these projects was 3% and 6%, respectively, of the Company's total revenue in each of the years ended December 31, 2007 and 2006.

Canadian GAAP and US GAAP are essentially in agreement with respect to revenue recognition in this circumstance, accordingly, no reconciliation is provided in Note 17 of the Notes to the Financial Statements.

Question 2 - Consolidated Statement of Earnings - US GAAP

We note your presentation of sub-total “income/(loss) before undernoted items” in the consolidated statement of earnings US GAAP.  We believe such presentation as inappropriate for US GAAP financial statements.  Please remove this sub-total here and elsewhere, as applicable, in future filings.  Refer to Rule 5-03 of Regulation S-X.

We note your comments and we will remove this presentation in future filings with respect to the language used in the consolidated statement of earnings - US GAAP.